Exhibit 99.1

Daqo New Energy to Announce Unaudited Financial Results for the Second Quarter of 2026 on August 20, 2026

Shanghai, China, August 6, 2026 -- Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy" or the "Company"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced it will release its unaudited financial results for the second quarter ended June 30, 2026, before U.S. markets open on Thursday, August 20, 2026.

The Company will hold a conference call to discuss the financial results at 8:00 AM U.S. Eastern Time on Thursday, August 20, 2026 (8:00 PM Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

Participant dial in (U.S./Canada toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

China mainland toll free: 4001-201203

Hong Kong toll free: 800-905945

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy call.

Webcast link:

https://app.webinar.net/2NXKalz98Rz

A replay of the call will be available 1 hour after the conclusion of the conference call through August 27, 2026. Dial in details for the replay are as follows:

U.S./Canada toll free: +1-855-669-9658

International toll: +1-412-317-0088

Replay access code: 6672616

To access the replay through an international dial-in number, please visit the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon joining the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

For more information, please visit www.dqsolar.com

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen Advisory

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com